Profit and Loss

January 2023

	Total
INCOME	
Sales	282.64
Total Income	**282.64**
COST OF GOODS SOLD	
Cost of goods sold	0.00
Supplies & materials	9.58
Total Cost of goods sold	**9.58**
Total Cost of Goods Sold	**9.58**
GROSS PROFIT	**273.06**
EXPENSES	
Advertising & marketing	4,110.70
Bank fees	150.00
Legal & accounting services	99.95
Office expenses	0.00
Shipping & postage	59.43
Software & apps	73.71
Total Office expenses	**133.14**
Total Expenses	**4,493.79**
NET OPERATING INCOME	**-4,220.73**
NET INCOME	**$ -4,220.73**

Balance Sheet

As of January 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
Initiate Business Checking℠ (9086) - 1	41.69
Total Bank Accounts	**41.69**
Total Current Assets	**41.69**
TOTAL ASSETS	**$41.69**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Lending Point Loan	21,293.62
Total Long-Term Liabilities	**21,293.62**
Total Liabilities	**21,293.62**
Equity	
Home office	0.00
Rent	-16,076.32
Renter's Insurance	-398.53
Repairs and Maint Home Office	-135.00
Utilities Home Office	-978.69
Total Home office	**-17,588.54**
Owner investments	1,892.91
Personal expenses	0.00
Owner draws	19,512.96
Total Personal expenses	**19,512.96**
Retained Earnings	-20,848.53
Net Income	-4,220.73
Total Equity	**-21,251.93**
TOTAL LIABILITIES AND EQUITY	**$41.69**

Statement of Cash Flows

January 2023

	Total
OPERATING ACTIVITIES	
Net Income	-4,220.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**-4,220.73**
FINANCING ACTIVITIES	
Lending Point Loan	-675.79
Personal expenses:Owner draws	-816.88
Net cash provided by financing activities	**-1,492.67**
NET CASH INCREASE FOR PERIOD	**-5,713.40**
Cash at beginning of period	5,755.09
CASH AT END OF PERIOD	**$41.69**